K. Scott Grassmyer
Senior Vice President-Finance,
Chief Financial Officer and Controller

November 29, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 Tia L. Jenkins, Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Re:     Oxford Industries, Inc.

Form 10-K for Fiscal Year Ended January 28, 2012

Filed March 30, 2012

Form 10-Q for Fiscal Quarter Ended July 28, 2012

Filed August 30, 2012

File No. 001-04365

Dear Ms. Jenkins:

We have received the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in your letter dated November 21, 2012 (the “Comment Letter”) concerning the above-referenced filings made by Oxford Industries, Inc. (the “Company”) with the Commission.  The Comment Letter requests a response from the Company within ten business days of its date (the “Response Date”).  As previously discussed with the Staff, the Company formally requests that the Response Date be extended an additional ten business days (until December 19, 2012).

Should you have any additional questions or concerns, please do not hesitate to contact me at (404) 653-1511.

Thank you for your assistance.

Very truly yours,

/s/ K. Scott Grassmyer

K. Scott Grassmyer

cc: Suying Li

Brian Bhandari, Branch Chief

Oxford Industries, Inc.

999 Peachtree Street, N.E., Suite 688  Atlanta, Georgia 30309

phone: 404-653-1511   email: sgrassmyer@oxfordinc.com